
Mail Stop 4561

May 30, 2017

Kim D. Southworth
President
Gold Standard Mining Company
226 North Cottonwood Drive
Gilbert, AZ 85234

> **Re:** **Gold Standard Mining Company**
> **Registration Statement on Form S-1**
> **Filed May 3, 2017**
> **File No. 333-217635**

Dear Mr. Southworth:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. You refer to the account with Branch Banking and Trust Company as both a trust account and an escrow account. Please revise throughout the filing to clarify which kind of account will hold the offering proceeds in compliance with the requirements of Rule 419(b).

Prospectus Cover Page

2. We note your disclosure throughout that you are a shell company. Please revise to disclose your status as such on the prospectus cover page. Provide a risk factor that highlights the consequences of shell company status, such as the prohibition on the use of Form S-8, enhanced reporting requirements, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144.

3.   The last sentence of the second full paragraph under the "Prospectus" heading states that the offering "may terminate upon the earlier of" the three events specified. Please revise to clarify that the offering "will" terminate upon the earliest of these events, or advise.

Prospectus Summary, page 4

4.   Please revise to disclose that you have received a going concern opinion from your auditor and provide a relevant risk factor.

5.   We note your disclosure that Mr. Southworth is bound by Rule 419 as it relates to the sale of his shares. Please confirm whether Mr. Southworth is offering for resale any shares in the offering and, if so, revise to reflect that he is a selling shareholder and provide the information required by Item 507 of Regulation S-K.

Capitalization, page 5

6.   Please revise to additionally disclose your capitalization as of the most recent unaudited interim financial statements. This comment also applies to the summary financial information that you provide on page 8.

Risk Factors

"Potential conflicts of interest may result in loss of business . . . ," page 9

7.   Please revise this risk factor to be sufficiently specific to provide meaningful disclosure. For example, you refer to your sole officer and director's unspecified "other employment opportunities" that may result in conflicts of interest relating to the company. Please revise to identify the other employment opportunities to which you refer, and to alert investors of the specific conflicts of interest your sole officer and director may have as a result of such other ventures. Explain how the risks posed by such conflicts of interest make an investment in your securities speculative or risky. See Item 503(c) of Regulation S-K. We note further the disclosure that Mr. Southworth intends to form additional blank check companies in the future that will have business plans that are similar to yours, and that any such future blank check companies may compete with your company in the search for a suitable target. Please confirm, as the disclosure suggests, that he is not currently involved in other blank check companies, or advise.

"The shares eligible for future sale may increase the supply of shares . . . ," page 14

8.   This risk factor could be read to suggest that this offering will enable Mr. Southworth to sell his shares pursuant to Rule 144 once he has held the shares for a year. Considering your shell company status, this safe harbor will not be available to him or any other shareholder who acquires shares in an unregistered offering until the conditions of Rule

144(i) have been met. In this regard, we note your disclosure on page 24. Please revise accordingly.

Directors, Executive Officers, Promoters and Control Persons, page 28

9.   You disclose that Mr. Southworth is "actively involved in other business pursuits." Please expand upon your disclosure to describe these other pursuits during the past five years in accordance with Item 401(e) of Regulation S-K. In this regard, we note that Mr. Southworth appears to be the founder and senior partner of your sole shareholder, Advanced Business Strategies, LLC, and to have served as the chief executive officer of Cloud Income Properties, Inc.

Security Ownership of Certain Beneficial Owners and Management, page 30

10.   Please revise to reflect Mr. Southworth's beneficial ownership of the shares of common stock held by Advanced Business Strategies, LLC. In this regard, we note your disclosure on page 23 that these shares are held by your officer and director. Refer to Item 403 of Regulation S-K.

Certain Relationships and Related Transactions, page 30

11.   Please revise to disclose that Mr. Southworth is paying the expenses of your offering and providing you with office space for no consideration. In this regard, we note your disclosures on page 16 and page 23, respectively.

12.   Your disclosure that Garrett Southworth is your only officer and director and one of your promoters is inconsistent with other disclosures in your prospectus. Please revise, or advise.

Exhibits

13.   We note that you have not filed any of the exhibits listed in the index provided on page II-3 of the registration statement, including your auditor's consent. Please file them with your next amendment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3407 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or me at (202) 551-3483 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

              Sincerely,

              /s/ Katherine Wray

              Katherine Wray
              Attorney-Adviser
              Office of Information
              Technologies and Services

cc: Elaine Dowling, Esq.
    EAD Law Group, LLC